UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 12, 2022

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated May 12, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 12, 2022	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FIRST QUARTER 2022 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $0.9 million, or $0.01 per share, and adjusted net loss attributable to shareholders of Teekay(2) of $0.5 million, or $0.01 per share, in the first quarter of 2022 (excluding items listed in Appendix A to this release).
•Total adjusted EBITDA(2) of $41.8 million in the first quarter of 2022.
•Teekay Parent entered into an agreement to sell the Sevan Hummingbird FPSO unit to a third party, which is expected to close in the second quarter of 2022 and to largely offset the remaining decommissioning costs on the unit.
•In January 2022, Stonepeak completed its acquisition of Teekay LNG, resulting in Teekay Parent receiving gross proceeds of approximately $641 million as consideration for all of its interests in Teekay LNG; Teekay Parent subsequently repaid approximately $330 million of mostly high-cost debt and is now largely debt free.
•Teekay Tankers secured strong second quarter-to-date spot tanker rates of $27,400 per day for its Suezmax fleet, $30,900 per day for its Aframax fleet, and $30,400 per day for its LR2 fleet, which are close to double the average rates in the first quarter of 2022.
Hamilton, Bermuda, May 12, 2022 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three months ended March 31, 2022. These results include the Company’s publicly listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. As a result of Stonepeak's acquisition of Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) in January 2022, certain information in this release presents Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under management services contracts (collectively, the Teekay Gas Business) as a discontinued operation. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the first quarter of 2022 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. dollars, except per share amounts)	2022	2021 (1)	2021 (1)
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	212,720	196,493	184,483
Loss from vessel operations	(12,574)	(27,090)	(15,076)
Net income (loss) attributable to the shareholders of Teekay	888	(17,387)	29,951
Earnings (loss) per common share of Teekay	0.01	(0.17)	0.30
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA (2)	41,767	181,714	202,429
Adjusted net (loss) income attributable to shareholders of Teekay (2)	(528)	8,354	11,320
Adjusted net (loss) earnings per share attributable to shareholders of Teekay (2)	(0.01)	0.08	0.11
(1)On October 4, 2021, Teekay entered into an agreement to sell its general partner interest in Teekay LNG, all of its common units in Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under existing management service contracts (collectively, the Teekay Gas Business). Prior to the transaction closing on January 13, 2022, Teekay maintained control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG, which was a master limited partnership. The presentation of certain information in these consolidated financial statements reflects the Teekay Gas Business as a discontinued operation of the Company, including in the historical comparative periods presented.
(2)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.

CEO Commentary
“Our financial results for the first quarter of 2022 were lower compared to the prior quarter, primarily reflecting the sale and the resulting deconsolidation of Teekay LNG in mid-January 2022, including certain transaction and restructuring costs, partially offset by higher spot tanker rates and the extinguishment of substantially all of Teekay Parent’s debt,” commented Kenneth Hvid, Teekay’s President and CEO.
“We have continued to make good progress on winding down our FPSO business, which we expect to be largely completed by the end of 2022. As expected, the Hummingbird FPSO ceased production on the Chestnut oil field at the end of March 2022, and we recently entered into an agreement to sell the FPSO unit to a third party. Through this sale, Teekay will not only avoid incurring costs related to recycling the unit, but we also currently expect that the sales proceeds will be sufficient to largely cover the Hummingbird FPSO’s remaining decommissioning costs. Lastly, we continue to plan for the decommissioning and green recycling of the Foinaven FPSO, with the majority of the costs expected to be covered by a contractual lump-sum payment from the customer.”
“Following a weaker start to the year, the tanker market significantly strengthened in March 2022 following Russia’s invasion of Ukraine. The market for mid-size tankers, in which Teekay Tankers has a market-leading position, has strengthened materially in the second quarter to-date, as Europe is increasingly replacing short-haul Baltic and Black Sea barrels with crude from the U.S. Gulf, West Africa, and elsewhere, carried disproportionately on mid-size tankers. Similarly, Russian crude exports forced out of Europe are travelling significantly farther to India and other distant markets that are absorbing the displaced barrels. We expect that the tanker market will remain volatile in the near-term and in the longer-term, we are encouraged by the small tanker orderbook, continued low ordering activity for crude oil tankers, and minimal shipyard capacity through the middle of this decade.”
“During the past several years, we have significantly strengthened our balance sheet through various strategic divestments, which has created the financial flexibility and optionality that we now have that is particularly valuable during times of extreme volatility and global economic uncertainty. We believe our strong balance sheet, with a net cash position of approximately $300 million, positions us well to pursue future investments patiently and selectively where we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated

The Company's adjusted net income attributable to shareholders of Teekay(1) for the first quarter of 2022 decreased compared to the same quarter of the prior year, primarily due to the sale of the Teekay Gas Business in January 2022, which was partially offset by higher earnings from Teekay Tankers as a result of higher spot tanker rates and lower vessel operating expenses in the first quarter of 2022, compared to the first quarter of 2021, and lower interest expense in Teekay Parent due to bond repurchases completed during the first quarter of 2022.

As the sale of the Teekay Gas Business closed on January 13, 2022, the Company's consolidated financial results for the first quarter of 2022 included 13 days of financial results from the Teekay Gas Business, which is included as part of (Loss) income from discontinued operations on the Summary Consolidated Statements of (Loss) Income for the three months ended March 31, 2022.

In addition, consolidated GAAP net income attributable to shareholders of Teekay decreased during the first quarter of 2022, compared to the same quarter of the prior year, mainly due to a deferred loss of $17.4 million in non-controlling interest relating to the sale of a vessel by Teekay Tankers, and losses of $12.4 million on bond repurchases during the first quarter of 2022, partially offset by a net gain of $26.2 million related to the sale and deconsolidation of the Teekay Gas Business.

Summary Results of Teekay Tankers

Teekay Tankers' GAAP net loss and adjusted net loss(1) in the first quarter of 2022, compared to the same quarter of the prior year, were positively impacted primarily due to higher average spot tanker rates and full service lightering revenues, as well as lower vessel operating expenses in the first quarter of 2022 due to vessel sales and the timing of repair and maintenance activities, partially offset by the expiration of certain fixed-rate time charter contracts at higher rates during 2021.

Spot tanker rates increased significantly at the end of the first quarter of 2022, driven primarily by global oil trade disruptions resulting from Russia’s invasion of Ukraine. A reduction in European crude oil imports from Russia and the sourcing of replacement barrels from elsewhere has resulted in significantly longer voyage lengths which, coupled with the effective removal of Russian-owned tankers from many routes, has led to a much tighter tanker market. These changes have been particularly positive for mid-sized tankers that Teekay Tankers operates, given the flexibility of the tonnage and their ability to call at a much wider range of ports relative to Very Large Crude Carriers (VLCCs).

While uncertainty remains over the near-term, including the duration and extent of the crisis in Eastern Europe and China’s latest round of COVID-19 lockdowns, tanker supply fundamentals continue to be positive over the next few years given the relatively small tanker newbuild orderbook, which is constrained by a lack of shipyard capacity through the middle part of this decade.

Please refer to Teekay Tankers' first quarter of 2022 earnings release for additional information on the financial results for this entity.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
In March 2022, the charterer of the Sevan Hummingbird (Hummingbird) FPSO unit ceased oil production on the Chestnut oil field, and therefore, the FPSO charter contract is expected to be terminated in mid-May 2022 upon completion of the decommissioning activities. In April 2022, Teekay Parent entered into an agreement to sell the Hummingbird FPSO unit to a third party, which is expected to be completed in the second quarter of 2022. The sales proceeds are expected to largely cover the Hummingbird FPSO's remaining decommissioning costs.
In April 2021, BP plc (BP) announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven (Foinaven) FPSO unit from the site. In February 2022, BP provided formal redelivery notice, indicating an expected redelivery date of August 3, 2022, after which Teekay Parent intends to green-recycle the unit. The majority of the green recycling costs are expected to be covered by a contract lump-sum payment from BP upon redelivery.
Teekay Tankers
In February and April 2022, Teekay Tankers completed the previously announced sales of a 2004-built Suezmax tanker and a 2004-built Aframax tanker for total gross proceeds of approximately $29 million. In addition, in March 2022, Teekay Tankers entered into an agreement to sell a 2005-built Aframax tanker for approximately $15 million, which was completed in April 2022.
During March and April 2022, Teekay Tankers completed the debt refinancing associated with 13 vessels under new sale-leaseback facilities. These refinancings increased Teekay Tankers' total liquidity position by approximately $75 million.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at March 31, 2022, Teekay Parent had total liquidity of approximately $313.2 million (consisting of cash and cash equivalents and short-term investments). On a consolidated basis, as at March 31, 2022, Teekay had consolidated total liquidity of approximately $491.4 million (consisting of $331.6 million of cash and cash equivalents and short-term investments, and $159.8 million of undrawn capacity from its credit facilities). Pro forma for Teekay Tankers' refinancing of five vessels and the completion of two vessel sales in April 2022, Teekay's consolidated total liquidity would have been approximately $544.1 million as at March 31, 2022.
About Teekay
Teekay is a leading provider of international crude oil and other marine transportation services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $2 billion, comprised of approximately 55 conventional tankers and other marine assets. With offices in 8 countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, any write-downs and/or gains, and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, loss on bond repurchases, loss on deconsolidation, write-downs related to equity-accounted investments, our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting, and other income or loss, for both continuing operations and discontinued operations. Total Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense, and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments, for continuing and discontinued operations.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity loss, respectively, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (4) of the statements of (loss) income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Important Notice to Reader
Sale of Teekay Gas Business
On October 4, 2021, Teekay entered into an agreement to sell to affiliates of Stonepeak (a) its general partner interest in Teekay LNG, (b) all of its common units in Teekay LNG (now known as Seapeak LLC (or Seapeak), and (c) various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under existing management services contracts (collectively, the Teekay Gas Business). Prior to the transaction closing on January 13, 2022, Teekay maintained control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG, which was a master limited partnership.
The presentation of certain information in these consolidated financial statements reflects that the Teekay Gas Business is a discontinued operation of the Company, and historical comparative periods presented have been recast as a result.
In accordance with GAAP, the results for the Teekay Gas Business discontinued operations were prepared on the following basis:

•All revenues, expenses, assets and liabilities that were solely and directly related to the Teekay Gas Business are included. However, assets that were shared amongst the Teekay group and costs that were allocated amongst the Teekay group (i.e., shared services costs) were not included. For example, general and administrative expenses for the Teekay Gas Business discontinued operations did not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Teekay LNG and the costs associated with functions that were fully-dedicated to providing services to Teekay LNG and certain of its joint ventures. As such, Teekay LNG’s share of the costs incurred by the corporate units in Teekay is not included in the discontinued operations results. For the three months ended December 31, 2021 and March 31, 2021, such excluded corporate unit cost allocation amounts are estimated to be $3.4 million and $3.8 million, respectively. Reallocating such amounts from continuing operations to the Teekay Gas Business discontinued operations may not result in historical financial results for Teekay's continuing operations, as adjusted, that are indicative of future costs of Teekay's continuing operations.

•Debt and associated interest expense of credit facilities that were assumed by Stonepeak as part of its purchase of Teekay LNG and the credit facility required to be repaid by Teekay Parent due to the transaction (i.e., Teekay Parent’s equity margin revolving credit facility) were included in the Teekay Gas Business discontinued operations. For the three months ended December 31, 2021 and March 31, 2021, such included amounts were $1.3 million and $0.9 million, respectively. Conversely, debt and associated interest expense of credit facilities or debt instruments that the Company may elect to repay as a result of the transaction (i.e., Teekay Parent’s 9.25% Senior Secured Notes due in November 2022 (or the 2022 Notes) and Teekay Parent's 5% Convertible Senior Notes due in January 2023 (or the Convertible Notes)) were excluded from the Teekay Gas Business discontinued operations.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of (Loss) Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021 (1)	2021 (1)
	(unaudited)	(unaudited)	(unaudited)

Revenues	212,720	196,493	184,483

Voyage expenses	(101,622)	(95,968)	(69,042)
Vessel operating expenses	(71,941)	(72,981)	(78,536)
Time-charter hire expenses	(5,550)	(5,161)	(5,271)
Depreciation and amortization	(25,080)	(26,668)	(26,684)
General and administrative expenses	(16,083)	(17,018)	(19,008)
Write-down of assets	(421)	(4,270)	(715)
Restructuring charges (2)	(4,597)	(1,517)	(303)
Loss from vessel operations	(12,574)	(27,090)	(15,076)

Interest expense	(10,002)	(15,406)	(18,417)
Interest income	297	56	39
Realized and unrealized gains on non-designated derivative instruments (3)	1,967	565	703
Equity loss (4)	(754)	(12,046)	(359)
Income tax recovery	636	1,560	608
Loss on bond repurchases (5)	(12,410)	—	—
Other – net	(283)	(5,936)	(951)
Net loss from continuing operations	(33,123)	(58,297)	(33,453)
(Loss) income from discontinued operations (6)	(20,276)	41,450	94,957
Net (loss) income	(53,399)	(16,847)	61,504
Net loss (income) attributable to non-controlling interests (6)	54,287	(540)	(31,553)
Net income (loss) attributable to the shareholders of Teekay Corporation	888	(17,387)	29,951
Amounts attributable to the shareholders of Teekay Corporation
Loss from continuing operations	(33,123)	(58,297)	(33,453)
Net (income) loss attributable to non-controlling interests, continuing operations	(7,641)	25,323	25,113
Net loss attributable to the shareholders of Teekay Corporation, continuing operations	(40,764)	(32,974)	(8,340)
(Loss) income from discontinued operations	(20,276)	41,450	94,957
Net loss (income) attributable to non-controlling interests, discontinued operations (6)	61,928	(25,863)	(56,666)
Net income attributable to the shareholders of
Teekay Corporation, discontinued operations	41,652	15,587	38,291
Net income (loss) attributable to the shareholders of Teekay Corporation	888	(17,387)	29,951
Loss per common share of Teekay Corporation, continuing operations
- Basic and diluted	(0.40)	(0.32)	(0.08)
Earnings per common share of Teekay Corporation, discontinued operations
- Basic and diluted	$0.41	$0.15	$0.38
Earnings (loss) per common share of Teekay Corporation - Basic and diluted	0.01	(0.17)	0.30
Weighted-average number of common shares outstanding
- Basic (7) and diluted	102,347,141	102,319,870	101,165,928
Number of outstanding shares of common stock at the end of the period	101,693,253	101,571,141	101,285,915

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)The presentation of certain information in these consolidated financial statements reflect the Teekay Gas Business as a discontinued operation of the Company, and historical comparative periods presented have been recast as a result. Refer to the Important Notice to Reader section above for further information.

(2)The three months ended March 31, 2022 includes restructuring charges of $3.8 million related to the reorganization and realignment of the Company's shared service functions following the sale of the Teekay Gas Business, of which $2.4 million was recovered from Seapeak and was recorded as part of revenues on the consolidated statements of (loss) income.

(3)Realized and unrealized gains (losses) related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, are detailed in the table below and exclude amounts relating to the Teekay Gas Business:

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(67)	(82)	(445)
Foreign currency forward contracts	(83)	(31)	—
Forward freight agreements	(23)	(153)	28
	(173)	(266)	(417)
Unrealized gains (losses) relating to
Interest rate swap agreements	1,889	670	1,153
Foreign currency forward contracts	22	(2)	—
Forward freight agreements	229	163	(33)
	2,140	831	1,120
Total realized and unrealized gains on derivative instruments	1,967	565	703

(4)The Company’s proportionate share of items within equity loss from continuing operations, as identified in Appendix A of this release, is detailed in the table below. By excluding these items from equity loss as reflected in the consolidated statements of (loss) income, the Company believes the resulting adjusted equity loss is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investment. Adjusted equity loss is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	(unaudited)	(unaudited)	(unaudited)
Equity loss	(754)	(12,046)	(359)
Write-down of Teekay Tankers' High Q Joint Venture	—	11,584	—
Equity loss adjusted for items in Appendix A	(754)	(462)	(359)

(5)Loss on bond repurchases for the three months ended March 31, 2022 includes a $9.2 million loss on repurchase of the 2022 Notes in full and a $3.2 million loss on repurchases of the Convertible Notes. Refer to footnotes (2) and (3) of the Summary Consolidated Balance Sheets section for additional information.

(6)(Loss) income from discontinued operations for the three months ended March 31, 2022 includes a $58.7 million loss on deconsolidation of the Teekay Gas Business. Net loss (income) attributable to non-controlling interests, discontinued operations for the three months ended March 31, 2022 includes the realization of a deferred gain of $84.8 million relating to the intercompany sale of certain vessels from Teekay to the Teekay Gas Business in previous years, which is recognized upon the sale of the Teekay Gas Business. Together, these items resulted in a net gain of $26.2 million related to the deconsolidation of the Teekay Gas Business.

(7)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2022	2021
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	93,239	58,405
Cash and cash equivalents - Teekay Tankers	18,366	50,572
Short-term investments - Teekay Parent (1)	220,000	—
Assets held for sale	28,531	43,543
Accounts receivable and other current assets	153,412	118,474
Bunker and lube oil inventory	62,731	49,033
Current assets - discontinued operations	—	4,804,439
Restricted cash - Teekay Parent	—	6
Restricted cash - Teekay Tankers	5,335	5,356
Vessels and equipment	1,318,545	1,336,998
Operating lease right-of-use assets	10,895	14,257
Net investment in direct financing and sales-type leases	12,009	12,009
Net investment in and loans to equity-accounted investment	12,200	12,954
Other non-current assets	23,374	25,936
Total Assets	1,958,637	6,531,982
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	131,697	144,144
Current liabilities - discontinued operations	—	2,877,629
Short-term debt - Teekay Tankers	28,000	25,000
Current portion of long-term debt - Teekay Parent (2)	23,251	239,806
Current portion of long-term debt - Teekay Tankers	58,708	42,532
Long-term debt - Teekay Parent (3)	—	111,383
Long-term debt - Teekay Tankers	525,788	572,240
Operating lease liabilities	11,961	14,257
Other long-term liabilities	66,631	72,508
Equity:
Non-controlling interests	554,107	1,917,433
Shareholders of Teekay	558,494	515,050
Total Liabilities and Equity	1,958,637	6,531,982

Net (cash) debt - Teekay Parent (4)	(289,988)	292,778
Net debt - Teekay Tankers (4)	588,795	583,844

(1)Short-term investments - Teekay Parent includes various bank term deposits with initial maturity dates of more than three months but less than one year, from the origination date.
(2)Current portion of long-term debt - Teekay Parent as at December 31, 2021 represents the 2022 Notes due in November 2022 that were redeemed in full in January 2022 for total consideration of $249.0 million using proceeds from the sale of the Teekay Gas Business, resulting in a loss of $9.2 million.
(3)Long-term debt - Teekay Parent as at December 31, 2021 represents the Company's Convertible Notes due in January 2023. A cash tender offer was completed in February 2022, with $85.0 million aggregate principal amount of the Convertible Notes, validly tendered for repurchase, which represented approximately 75.8% of the total outstanding as of December 31, 2021, using proceeds from the sale of the Teekay Gas Business. In March 2022, Teekay Parent repurchased an additional $3.8 million of the principal of the Convertible Notes. The total combined consideration for these repurchases was $90.6 million, resulting in a loss of $3.2 million. As at March 31, 2022, approximately $23.4 million aggregate principal amount of the Convertible Notes remained outstanding.
(4)Net (cash) debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash and short-term investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2022	2021 (1)
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(53,399)	61,504
Less: loss (income) from discontinued operations	20,276	(94,957)
Loss from continuing operations	(33,123)	(33,453)
Non-cash and non-operating items:
Depreciation and amortization	25,080	26,684
Unrealized gain on derivative instruments	(2,140)	(1,120)
Write-down of assets	421	715
Equity loss	754	359
Other	19,473	3,677
Change in operating assets and liabilities:
Receipts from sales-type lease	—	(293)
Change in other operating assets and liabilities	(50,459)	(46,483)
Asset retirement obligation expenditures	—	(920)
Expenditures for dry docking	(2,138)	(3,045)
Net operating cash flow - continuing operations	(42,132)	(53,879)
Net operating cash flow - discontinued operations	26,866	33,362
Net operating cash flow	(15,266)	(20,517)

FINANCING ACTIVITIES
Prepayments of long-term debt	(494,104)	(15,000)
Scheduled repayments of long-term debt	(51,299)	(2,808)
Proceeds from short-term debt	23,000	10,000
Prepayments of short-term debt	(20,000)	—
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	175,341	—
Scheduled repayments of obligations related to finance leases	(6,718)	(6,082)
Purchase of Teekay Tankers common shares	(5,269)	—
Other financing activities	(985)	(61)
Net financing cash flow - continuing operations	(380,034)	(13,951)
Net financing cash flow - discontinued operations	—	(61,237)
Net financing cash flow	(380,034)	(75,188)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(4,071)	(913)
Purchase of short-term investments	(220,000)	—
Proceeds from sale of vessels and equipment	16,002	32,687
Proceeds from the sale of the Teekay Gas Business, net of cash sold	454,789	—
Net investing cash flow - continuing operations	246,720	31,774
Net investing cash flow - discontinued operations	—	(7,191)
Net investing cash flow	246,720	24,583
Decrease in cash, cash equivalents and restricted cash	(148,580)	(71,122)
Cash, cash equivalents and restricted cash, beginning of the period	265,520	405,890
Cash, cash equivalents and restricted cash, end of the period	116,940	334,768

(1)Comparative balances relating to the three months ended March 31, 2021 have been recast. Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income and the Important Notice to Reader section for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,		December 31,		March 31,
	2022		2021		2021
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(53,399)		(16,847)		61,504
Adjust for: Net loss (income) attributable to
non-controlling interests	54,287		(540)		(31,553)
Net income (loss) attributable to
shareholders of Teekay	888	0.01	(17,387)	(0.17)	29,951	0.29
(Subtract) add specific items affecting net income (loss)
Unrealized gains from derivative instruments	(2,140)	(0.02)	(831)	(0.01)	(1,119)	(0.01)
FPSO decommissioning costs, net of recoveries	1,612	0.02	1,249	0.01	1,430	0.01
Write-down of assets(2)	421	—	15,854	0.15	715	0.01
Restructuring charges, net of recoveries	2,209	0.02	1,512	0.01	303	—
Items relating to discontinued operations(3)	36,594	0.36	22,362	0.22	(26,481)	(0.26)
Loss on bond repurchases and other(4)	14,319	0.14	5,729	0.06	(187)	—
Non-controlling interests’ share of items above(5)	(54,431)	(0.53)	(20,134)	(0.20)	6,708	0.07
Total adjustments	(1,416)	(0.01)	25,741	0.25	(18,631)	(0.18)
Adjusted net (loss) income attributable to
shareholders of Teekay	(528)	(0.01)	8,354	0.08	11,320	0.11
(1)Basic per share amounts.
(2)The three months ended December 31, 2021 includes the write-down of Teekay Tankers' investment in its equity-accounted joint venture.
(3)Primarily relates to items presented in (loss) income from discontinued operations on the consolidated statements of (loss) income, including unrealized gains on derivative instruments. Also includes the loss on deconsolidation of $58.7 million in the three months ended March 31, 2022. The three months ended December 31, 2021 includes asset impairments and costs related to the merger with Stonepeak. The three months ended March 31, 2021 includes a loss on early termination of interest rate swaps.
(4)The three months ended March 31, 2022 includes a loss on the repurchase of the 2022 Notes in full and a loss on repurchases of the Convertible Notes. Refer to footnote (5) of the Summary Consolidated Statements of (Loss) Income, and footnotes (2) and (3) of the Summary Consolidated Balance Sheets section for additional information.
(5)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of (Loss) Income for the Three Months Ended March 31, 2022
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	174,018	38,702	—	212,720

Voyage expenses	(101,622)	—	—	(101,622)
Vessel operating expenses	(39,001)	(32,940)	—	(71,941)
Time-charter hire expense	(5,550)	—	—	(5,550)
Depreciation and amortization	(25,080)	—	—	(25,080)
General and administrative expenses (2)	(10,120)	(5,963)	—	(16,083)
Write-down of assets	(421)	—	—	(421)
Restructuring charges	—	(4,597)	—	(4,597)

Loss from vessel operations	(7,776)	(4,798)	—	(12,574)

Interest expense	(8,162)	(1,887)	47	(10,002)
Interest income	35	309	(47)	297
Realized and unrealized gain (loss) on
non-designated derivative instruments	2,028	(61)	—	1,967
Equity loss	(754)	—	—	(754)
Equity in income (loss) of subsidiaries (3)	—	(4,159)	4,159	—
Income tax recovery (expense)	820	(184)	—	636
Loss on bond repurchases	—	(12,410)	—	(12,410)
Other - net	(133)	(150)	—	(283)
Net (loss) income from continuing
operations	(13,942)	(23,340)	4,159	(33,123)
Loss from discontinued operations	—	(20,276)	—	(20,276)
Net loss attributable to
non-controlling interests (4)	—	44,504	9,783	54,287
Net (loss) income attributable
to shareholders/unitholders
of publicly-listed entities	(13,942)	888	13,942	888

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent. Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income for additional information.
(2)Teekay Parent's general and administrative expenses during the three months ended March 31, 2022 includes approximately $1.5 million of additional costs associated with the sale of the Teekay Gas Business and approximately $1.0 million of non-cash expenses relating to equity compensation and depreciation expense relating to shore-based systems and equipment.
(3)Teekay Corporation’s proportionate share of the net loss of its publicly-traded subsidiary, Teekay Tankers.
(4)Net loss attributable to non-controlling interests represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries, including realized deferred gains and losses relating to intercompany sales of certain vessels in previous years.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income	(53,399)	(16,847)	61,504
Depreciation and amortization	25,080	26,668	26,684
Interest expense, net of interest income	9,705	15,350	18,378
Income tax recovery	(636)	(1,560)	(608)
EBITDA	(19,250)	23,611	105,958
Specific income statement items affecting EBITDA:
Write-down of assets	421	4,270	715
Adjustments for sales-type lease to a cash basis and other	—	—	(203)
Realized and unrealized gains on derivative instruments	(1,967)	(565)	(703)
Realized (losses) gains from the settlements of non-designated derivative instruments	(106)	(184)	28
Equity loss	754	12,046	359
Loss on bond repurchases	12,410	—	—
Other - net	283	5,936	951
Items relating to loss from discontinued operations(1)	49,402	136,499	95,122
Consolidated Adjusted EBITDA	41,947	181,613	202,227
Adjusted EBITDA from equity-accounted joint venture(2)	(180)	101	202
Total Adjusted EBITDA	41,767	181,714	202,429

(1)Includes amounts presented in income from discontinued operations on the consolidated statements of (loss) income.

(2)Includes adjusted EBITDA from Teekay Tankers' investment in its 50%-owned High-Q Joint Venture, which owns one VLCC. Refer to Teekay Tankers Ltd. earnings release for the first quarter of 2022 for the non-GAAP reconciliation.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: management’s expectations regarding tanker market volatility; Teekay Parent’s ability to utilize its operating franchise, capabilities and relative financial position to pursue future investment opportunities and create long-term shareholder value; the occurrence and anticipated timing of future charter termination, decommissioning and completion of the sale of the Hummingbird FPSO unit; management’s expectations regarding the use of sale proceeds of the Hummingbird FPSO unit to cover any remaining decommissioning costs; management’s expectations regarding any future recycling costs and obligations with respect to the Hummingbird FPSO; the occurrence and anticipated timing of the redelivery of the Foinaven FPSO unit and its future decommissioning and green-recycling; management’s expectations regarding the recoverability of certain costs related to the Foinaven FPSO from the applicable customer; the continuing impact of COVID-19 (including new variants thereof) on the near-term tanker market outlook; the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions on Russian and Belarusian companies and individuals and the persistence of altered trade patterns; and the anticipated impact of positive tanker fleet supply fundamentals and limited new tanker orders on tanker market volatility.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; market or counterparty reaction to changes in exploration, production and storage of offshore oil, either generally or in particular regions that would impact expected future growth; changes in the demand for oil and refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030; the potential for early termination of long-term contracts of existing vessels or related to services; Russia’s invasion of Ukraine; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda